SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation
Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation
Dean C. Athanasia	Co-President of Bank of America	Co-President of Bank of America Corporation
James P. DeMare	Co-President of Bank of America	Co-President of Bank of America Corporation
Sharon L. Miller	President, Business Banking	President, Business Banking of Bank of America Corporation
Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation
Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International
Lindsay D. Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Eric A. Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Denis Manelski	President, Co-Head Global Markets	President, Co-Head Global Markets of Bank of America Corporation
Soofian J. Zuberi	President, Co-Head Global Markets	President, Co-Head Global Markets of Bank of America Corporation

Holly O'Neill	President, Consumer, Retail and Preferred Banking	President, Consumer, Retail and Preferred Banking of Bank of America Corporation
Wendy H. Stewart	President, Global Commercial Banking	President, Global Commercial Banking of Bank of America Corporation
David Tyrie	President of Marketing, Digital, and Specialized Consumer Client Solutions	President of Marketing, Digital, and Specialized Consumer Client Solutions of Bank of America
Hari Gopalkrishnan	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation
Len Botkin	Chief Audit Executive	Chief Audit Executive of Bank of America Corporation
Alastair Borthwick	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Bank of America Corporation
Sheri B. Bronstein	Chief People Officer	Chief People Officer of Bank of America Corporation
Geoffrey S. Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation
Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation
Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.
Sharon L. Allen	Director	Former Chairman, Deloitte LLP
Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.
Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG
Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc
Linda P. Hudson	Director	Former Chairman and Chief Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.

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[1] Mr. de Weck is a citizen of Switzerland.

Maria N. Martinez	Director	Former Executive Vice President and Chief Operating Officer of Cisco Systems, Inc.
Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President, and Chief Executive Officer of DIRECTV
Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce
Maria T. Zuber	Director	Vice President for Research and E.A. Griswold Professor of Geophysics, MIT

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[2] Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation. The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Markets Executive and Vice Chair of Global Markets of BofA Securities, Inc. and Bank of America, National Association
James S. Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association
Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association
Edward J. Sisk	Managing Director	Managing Director, Head of Municipal Investment Banking and Public Sector Banking of BofA Securities, Inc. and Bank of America, National Association
John B. Sprung	Director	Corporate Director
David A. Stephens	Managing Director	Managing Director, Municipal Products Group Head and Head of PSB Credit Products of BofA Securities, Inc. and Bank of America, National Association
Matthew C. McQueen	Managing Director	Managing Director; Head of Global Mortgages & Securitized Products and Municipal Banking & Markets of BofA Securities, Inc. and Bank of America, National Association
Robert A. Chestnut	Managing Director	Senior Vice President; Head of PSB Client Management West of BofA Securities, Inc. and Bank of America, National Association
Thomas Visone	Managing Director	Managing Director; Public Finance of BofA Securities, Inc. and Bank of America, National Association